FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Board approval for proposals for seeking consent of the Members through postal ballot under the provisions of the Indian Companies Act

IBN

ICICI Bank Limited (the 'Company') Report on Form 6-K

We would like to inform you that the Board of Directors at its Meeting held on March 9, 2016 considered and approved the proposals for seeking consent of the Members through postal ballot for -

1.	Appointment of Mr. M. K. Sharma, Additional Director as an Independent Director.

2.	Appointment of Mr. M. K. Sharma as Non-Executive Chairman for a period of three years effective July 1, 2015 upto June 30, 2018, being the term approved by Reserve Bank of India (RBI) and approval of terms and conditions relating to appointment including remuneration.

3.	Appointment of Ms. Vishakha Mulye, Additional Director as a Wholetime Director of the Bank.

4.	Appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director) effective January 19, 2016 upto January 18, 2019 being the term approved by RBI and approval of terms and conditions relating to appointment including remuneration.

5.	Amendment to the Employees Stock Option Scheme to align exercise period with the relevant SEBI regulations.

The Board also approved March 11, 2016 as the cut-off date for determining the list of shareholders eligible to receive the postal ballot notice.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 9, 2016	By:	/s/ P. Sanker
			Name:	P. Sanker

			Title:	Senior General Manager (Legal) & Company Secretary